Exhibit 99.1

Freeline Doses Second Patient of Phase 1/2 MARVEL-1 Clinical Trial for Fabry Disease

Lowest dose cohort complete and study positioned for dose escalation

Company to present FLT190 data by year-end

LONDON, June 16, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced dosing of the second patient in the ongoing Phase 1/2 MARVEL-1 clinical trial of FLT190, its liver-directed AAV gene therapy candidate for Fabry disease.

“Dosing the second patient in the MARVEL-1 study is an important milestone for Freeline and evidence of progress in our Fabry program,” said Theresa Heggie, Chief Executive Officer of Freeline. “Easing of COVID-19 restrictions, together with geographic expansion of study sites, should enable continued enrollment as we work to make FLT190 available to the Fabry disease patient community. With dosing complete in our first cohort, we look forward to advancing through the next cohorts in our dose-finding study. We plan to present data later this year to demonstrate the potential for FLT190 to be a transformative treatment for patients with Fabry disease.”

MARVEL-1 is a multicenter, international, Phase 1/2 dose-finding trial in adult males with classic Fabry disease being conducted in two parts: in previously treated patients and in previously untreated patients. The study is evaluating the safety and efficacy of FLT190 across four dose levels in approximately 10 patients and monitoring patients for nine months after dosing. Patients will be eligible to participate in a long-term follow-up study for further evaluation of the safety and efficacy of FLT190. In addition to safety, efficacy endpoints include levels of αGLA production, clearance of globotriaosylceramide (“Gb3”) and globotriaosylsphingosine (“LysoGb3”) from the plasma, changes in renal and skin biopsies, renal and cardiac function, αGLA immune response, and quality of life.

About FLT190

FLT190 is an investigational AAV gene therapy in development as a potential treatment for patients with Fabry disease that is currently being studied in a Phase 1/2 clinical trial. FLT190 consists of our next generation potent AAVS3 engineered capsid, containing an expression cassette with a codon-optimized human GLA cDNA under the control of the liver-specific promoter FRE1. The treatment is administered by intravenous infusion that lasts approximately one hour and does not require the patient to undergo stem cell harvest or conditioning with chemotherapy.

About Fabry Disease

Fabry disease is a genetic lysosomal storage disorder that leads to the deficiency of a key enzyme needed to break down a fatty substance called globotriaosylceramide (“Gb3”). Without the enzyme, this fatty substance builds up throughout the body, affecting tissues and organs. Fabry disease occurs in all ethnic groups and is estimated to affect one in every 40,000 people.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of a missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease and Gaucher disease Type 1, as well as a preclinical program in Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the advancing of the dose-escalation for the Phase 1/2 clinical study of FLT190; statements that the Company will continue to progress its FLT190 clinical trial; business plans and prospects; capital allocation objectives; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates; or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in our subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington
Vice President, Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947